UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2024
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F

Investor Relations PRESS RELEASE

Grupo Televisa announces the Execution of a Credit Agreement

Mexico City, April 9, 2024 – Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE: TV; BMV:TLEVISA CPO) announces that it has executed a credit agreement with a syndicate of banks (the “Credit Agreement”) which provides for a five-year term loan in an amount of MXN$10,000,000,000.00 (ten thousand million Pesos 00/100), and a five-year revolving credit facility in an amount of USD$500,000,000.00 (five hundred million U.S. Dollars), with loans thereunder to be funded in Mexican Pesos. The Credit Agreement requires the maintenance of financial ratios related to indebtedness and interest expense. BBVA, Banco Santander and Scotiabank acted as Joint Bookrunners. The funding of term loans and revolving credit loans under the Credit Agreement is subject to customary conditions.
The proceeds of the loans under the Credit Agreement will be used to refinance existing indebtedness of the Company and for general corporate purposes. The Company will use part of the proceeds to prepay in full amounts outstanding under the credit agreement entered into by the Company in 2019 with a syndicate of banks, which credit agreement provided for a MXN$10,000,000,000.00 (ten thousand million Pesos 00/100) term loan that was scheduled to mature in 2024.

Also, the Company simultaneously terminated a revolving credit facility entered into in 2022 with a syndicate of banks, which revolving credit agreement provided for a USD$650,000,000.00 (six hundred and fifty million U.S. Dollars) revolving credit facility and was scheduled to mature in 2025. The Company had not borrowed any amounts from this revolving credit facility since its execution in 2022.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra Garcia / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 10, 2024	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel